Exhibit 99.1

Copa Airlines Expands Partnership With United And Avianca To Better Serve Customers Traveling Between Latin America And The U.S.

   Proposed joint business agreement expected to benefit Latin American consumers and communities by spurring economic growth, improving the travel experience and offering many more choices for travel to and from the U.S.
  The parties will fully implement the JBA after receiving the necessary government approvals.

PANAMA CITY, Nov. 30, 2018 /PRNewswire/ -- Copa Airlines today announced it has reached an agreement with United Airlines and Avianca Holdings (Avianca) for a joint business agreement (JBA) that, pending government approval, is expected to provide substantial benefits for customers, communities and the marketplace for air travel between the United States and 19 countries in Central and South America.

More choices for customers

By integrating their complementary route networks into a collaborative revenue-sharing JBA, Copa, United and Avianca will offer customers many benefits, including:

  Integrated, seamless service in more than 12,000 city pairs
  New nonstop routes
  Additional flights on existing routes
  Reduced travel times

Economic benefits for consumers and the communities we serve

The carriers expect the agreement to drive significant traffic growth at major gateway cities throughout Latin America, which will help bring new investment and create more economic development opportunities for their communities. Further, the carriers anticipate the JBA will provide customers with expanded codeshare flight options, competitive fares and a more streamlined travel experience.

Better service for customers

Additionally, allowing the three carriers to serve customers as if they were a single airline is expected to enable the companies to better align their frequent flyer programs, coordinate flight schedules and look to improve the overall travel experience.

"We are delighted to further solidify our existing partnership with United Airlines and look forward to increasing service options for our customers by working more closely with Avianca," said Pedro Heilbron, Copa Airlines' chief executive officer. "We believe this agreement benefits our passengers by providing competitive fares and a superior network of more than 275 destinations throughout Latin America and the U.S., and also promotes tourism and investment in our region."

"This agreement represents the next chapter in U.S.-Latin American air travel," said Scott Kirby, United's president. "We are excited to work with our Star Alliance partners Copa and Avianca to bring much-needed competition and growth to many underserved markets while providing a better overall experience for business and leisure customers traveling across the Western Hemisphere."

"We are certain that together we are stronger in the United States – Latin America market than any of the three airlines individually", said Hernan Rincon, Executive President – CEO of Avianca. "This Partnership will allow Avianca to strengthen its position as a first-level player in the airline industry in America, as we will expand our scope in the continent with United and Copa, offering better connectivity to our customers".

More competition that benefits customers

Although JBAs around the world have been shown to benefit consumers and enhance competition, currently 99 percent of the U.S. carrier passenger traffic that makes connections in Central and South America does so without a JBA. Competition in the Latin American-U.S. market has grown and includes a diverse set of carriers offering service across multiple price points. The agreement represents an innovative, best-in-class new product offering that the carriers believe will make competition in this robust market even stronger.

"Our analysis shows that the proposed JBA among Copa, United and Avianca will provide substantial benefits to consumers traveling between the relevant countries," said Dr. Darin Lee, executive vice president of economic consulting firm Compass Lexecon, and an airline industry expert. "The JBA will enable United, Copa and Avianca to compete more effectively, offer competitive fares and increase service, encouraging innovation and establishing a more robust and vibrant marketplace."

Regulatory approval process expected to conclude in 12 to 18 months

To enable the deep coordination required to deliver these benefits to consumers, communities and the marketplace, Copa, United and Avianca plan to apply for regulatory approval of the agreement and an accompanying grant of antitrust immunity from the U.S. Department of Transportation and other regulatory agencies. The parties will fully implement the JBA after receiving the necessary government approvals.

The JBA currently includes cooperation between the U.S. and Central and South America, excluding Brazil. With the recently concluded Open Skies agreement between the US and Brazil, the carriers are exploring the possibility of adding Brazil to the JBA.

Once approved, the JBA will enable deep commercial and strategic cooperation that will apply exclusively in the itineraries between Latin America and the U.S. contemplated in the agreement, but each of the three airlines will remain independent companies.

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About Copa Holdings, S.A.
Copa Airlines, subsidiary of Copa Holdings, is a leading passenger and cargo airline in Latin America. It currently serves 80 destinations in 32 countries across North, Central, and South America and the Caribbean. Operating continuously for 70 years, it has established the Hub of the Americas in Panama City as the continent's leading hub. It has one of the industry's newest and most modern fleets, with 104 aircraft— 82 Boeing Next-Generation 737s and 19 Embraer-190s, 3 Boeing 737 MAX9 —and on-time performance consistently among the best in the industry for several years running. For more information, visit www.copa.com.

About United
United Airlines and United Express operate approximately 4,700 flights a day to 356 airports across five continents. In 2017, United and United Express operated more than 1.6 million flights carrying more than 148 million customers. United is proud to have the world's most comprehensive route network, including U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, Newark/New York, San Francisco and Washington, D.C. United operates 760 mainline aircraft and the airline's United Express carriers operate 546 regional aircraft. The airline is a founding member of Star Alliance, which provides service to 193 countries via 28 member airlines. For more information, visit united.com, follow @United on Twitter or connect on Facebook. The common stock of United's parent, United Continental Holdings, Inc., is traded on the Nasdaq under the symbol "UAL".

About Avianca
Avianca is the commercial brand that identifies the passenger and cargo airlines integrated into Avianca Holdings S.A. With a human team comprised of about 20,000 employees, the airlines directly service 110 destinations in 27 countries in America and Europe, with the aid of a modern fleet of 190 short, medium and long range aircraft. Its frequent flyer program has 8.6 million members. Through its membership in Star Alliance, Avianca's travelers have access to destinations in 192 countries and 1.300 airports around the world. During 2017, Avianca transported 29,4 million passengers. In addition to its passenger air transportation services, Avianca offers a portfolio of tourism services, cargo transport, courier and aeronautical assistance, through its business units.

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CONTACT:
Raul Pascual
rpascual@copaair.com
011 507 304-2774